SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern

c/o Asta Funding, Inc.

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. Gary Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 809,142
	8.	Shared Voting Power 1,493,608 (1)
	9.	Sole Dispositive Power 809,142
	10.	Shared Dispositive Power 1,493,608 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,750 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 842,000 Shares held by Asta Group, Incorporated (“Asta Group”). The Reporting Person may be deemed to have shared voting and dispositive power over such Shares held by Asta Group because of his role as an officer, director and shareholder of Asta Group. The Reporting Person disclaims beneficial ownership of such Shares and neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any such Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Person.

Explanatory Note

Gary Stern (the “Reporting Person”) is filing this Schedule 13D to report his beneficial ownership of shares of common stock, par value $0.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”) for the period of time between May 30, 2003 and May 17, 2016 and to amend certain of the other information in his Schedule 13D as is set forth below. Certain terms used but not defined in this Amendment No. 7 have the meanings assigned thereto in the Schedule 13D, as previously filed and amended. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D, as previously filed and amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 7 as set forth herein:

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented with the following:

Except as set forth below, all funds used by the Reporting Person to purchase the Shares were derived from his personal funds. The Reporting Person has served as an officer and director of the Issuer since 1994. In those capacities, the Reporting Person has been granted options to acquire shares of Common Stock, of which 834,511 have been exercised (and are reflected on the cover pages above) and 193,333 remain unexercised, but are currently exercisable or exercisable within 60 days of the date hereof. The Shares that the Reporting Person may be deemed to beneficially own by virtue of his position as a co-trustee of the Emily Stern 2012 GST Trust were contributed by Arthur Stern, as Grantor, to such trust upon the formation thereof, and the Shares that the Reporting Person may be deemed to beneficially own by virtue of his position as a co-trustee of the the Ricky Stern 2012 GST Trust were contributed by the Reporting Person, Arthur Stern, Stern Family Investors, LLC and the Stern 2000 Family Trust.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended with the following:

1. October 1, 2009

(a) – (b) As of the close of business on October 1, 2009, the Reporting Person had:

1. Sole power to vote or direct vote: 551,950 Shares

2. Shared power to vote or direct vote: 987,428 Shares

3. Sole power to dispose or direct the disposition: 551,950 Shares

4. Shared power to dispose or direct the disposition: 987,428 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of such date was 1,539,378, which constituted 10.79% of Shares then outstanding based on the Issuer’s most recently filed quarterly or annual report as of such date.

As of such date, the Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 shares held by the Reporting Person’s adult child (“Emily Stern”) who shares the Reporting Person’s home (the “Daughter’s Shares”) (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); and (ii) 842,000 Shares held by Asta Group, Incorporated (“Asta Group”) that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group.

(c) The transactions in the Shares by the Reporting Person during the sixty (60) days prior to such date are set forth in Schedule B-1 and are incorporated herein by reference.

2. October 15, 2012

(a) – (b) As of the close of business on October 15, 2012, the Reporting Person had:

1. Sole power to vote or direct vote: 567,746 Shares

2. Shared power to vote or direct vote: 987,428 Shares

3. Sole power to dispose or direct the disposition: 567,746 Shares

4. Shared power to dispose or direct the disposition: 987,428 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of such date was 1,555,174, which constituted 11.98% of Shares then outstanding based on the Issuer’s most recently filed quarterly or annual report as of such date.

As of such date, the Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 Daughter’s Shares (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); and (ii) 842,000 Shares held by Asta Group that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group.

(c) The transactions in the Shares by the Reporting Person during the sixty (60) days prior to such date are set forth in Schedule B-2 and are incorporated herein by reference.

3. October 12, 2014

(a) – (b) As of the close of business on December 18, 2014, the Reporting Person had:

1. Sole power to vote or direct vote: 624,262 Shares

2. Shared power to vote or direct vote: 1,043,608 Shares

3. Sole power to dispose or direct the disposition: 624,262 Shares

4. Shared power to dispose or direct the disposition: 1,043,608 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of such date was 1,667,870, which constituted 13.87% of Shares then outstanding based on the Issuer’s most recently filed quarterly or annual report as of such date.

As of such date, the Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 Daughter’s Shares (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); (ii) 842,000 Shares held by Asta Group that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group; (iii) 53,590 shares held by the Ricky Stern 2012 GST Trust for which the Reporting Person is a co-trustee (the “Ricky Stern Trust Shares”) and (iv) 2,590 shares held by the Emily Stern 2012 GST Trust for which the Reporting Person is a co-trustee (the “Emily Stern Trust Shares”).

(c) The transactions in the Shares by the Reporting Person during the sixty (60) days prior to such date are set forth in Schedule B-3 and are incorporated herein by reference.

4. December 18, 2014

(a) – (b) As of the close of business on December 18, 2014, the Reporting Person had:

1. Sole power to vote or direct vote: 758,369 Shares

2. Shared power to vote or direct vote: 1,043,608 Shares

3. Sole power to dispose or direct the disposition: 758,369 Shares

4. Shared power to dispose or direct the disposition: 1,043,608 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of such date was 1,801,977, which constituted 14.99% of Shares then outstanding based on the Issuer’s most recently filed quarterly or annual report as of such date.

As of such date, the Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 Daughter’s Shares (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); (ii) 842,000 Shares held by Asta Group that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group; (iii) 53,590 Ricky Stern Trust Shares; and (iv) 2,590 Emily Stern Trust Shares.

(c) The transactions in the Shares by the Reporting Person during the sixty (60) days prior to such date are set forth in Schedule B-4 and are incorporated herein by reference.

5. December 23, 2015

(a) – (b) As of the close of business on December 23, 2015, the Reporting Person had:

1. Sole power to vote or direct vote: 809,142 Shares

2. Shared power to vote or direct vote: 1,218,338 Shares

3. Sole power to dispose or direct the disposition: 809,142 Shares

4. Shared power to dispose or direct the disposition: 1,218,338 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of such date was 2,027,480, which constituted 16.87% of Shares then outstanding based on the Issuer’s most recently filed quarterly or annual report as of such date.

As of such date, the Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 Daughter’s Shares (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); (ii) 842,000 Shares held by Asta Group that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group; (iii) 228,320 Ricky Stern Trust Shares; and (iv) 2,590 Emily Stern Trust Shares.

(c) The transactions in the Shares by the Reporting Person during the sixty (60) days prior to such date are set forth in Schedule B-5 and are incorporated herein by reference.

6. January 12, 2016

(a) – (b) As of the close of business on January 12, 2016, the Reporting Person had:

1. Sole power to vote or direct vote: 809,142 Shares

2. Shared power to vote or direct vote: 1,389,608 Shares

3. Sole power to dispose or direct the disposition: 809,142 Shares

4. Shared power to dispose or direct the disposition: 1,389,608 Shares

The aggregate number of Shares that may be deemed to be beneficially owned by the Reporting Person as of such date was 2,198,750, which constituted 18.29% of Shares then outstanding based on the Issuer’s most recently filed quarterly or annual report as of such date.

As of such date, the Shares with respect to which the Reporting Person may be deemed to have shared voting and dispositive power consist of (i) 145,428 Daughter’s Shares (the Reporting Person disclaims beneficial ownership of these 145,428 Shares); (ii) 842,000 Shares held by Asta Group that may be attributed to the Reporting Person based on his position as an officer, stockholder and director of Asta Group; (iii) 399,590 Ricky Stern Trust Shares; and (iv) 2,590 Emily Stern Trust Shares.

(c) The transactions in the Shares by the Reporting Person during the sixty (60) days prior to such date are set forth in Schedule B-6 and are incorporated herein by reference.

With respect to each date set out in sections 1 through 8 above and any other date, the Reporting Person disclaims beneficial ownership with respect to all 842,000 Shares held by Asta Group. The Reporting Person expressly disclaims the existence of a

“group” between or among the Reporting Person, Emily Stern, Ricky Stern, Asta Group and the officers and directors of Asta Group for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with respect to the Shares. If the Reporting Person, Emily Stern and Asta Group and the officers and directors of Asta Group were to be deemed to be such a “group,” such group could be deemed to have beneficial ownership of 2,329,835 Shares, or 19.5% of the Issuer’s outstanding shares of common stock in the aggregate.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2016

/s/ Gary Stern
GARY STERN

Schedule B – 1

Transactions in the Shares in the 60 days prior to October 1, 2009

Transaction by Reporting Person

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
6,667	$19.73	Vesting of Restricted Shares	October 1, 2009

Schedule B – 2

Transactions in the Shares in the 60 days prior to October 15, 2012

Transaction by Reporting Person

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
10,922	$7.63	Vesting of Options	October 15, 2012

Schedule B – 3

Transactions in the Shares in the 60 days prior to October 12, 2014

Transaction by Reporting Person

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
16,667	$8.49	Vesting of Options	October 12, 2014

Schedule B – 4

Transactions in the Shares in the 60 days prior to December 18, 2014

Transaction by Reporting Person

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
34,107	$9.57	Vesting of Restricted Shares	December 18, 2014

Schedule B – 5

Transactions in the Shares in the 60 days prior to December 23, 2015

Transaction by Ricky Stern 2012 GST Trust

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
174,730	N/A	Transfer from Stern 2000 Family Trust	December 23, 2015

Schedule B – 6

Transactions in the Shares in the 60 days prior to January 12, 2016

Transaction by Ricky Stern 2012 GST Trust

Shares of Common Stock Acquired	Price Per Share ($)	Transaction	Date of Acquisition
171,270	N/A	Transfer from Stern Family Investors LLC	January 12, 2016